Exhibit 99.6

BETWEEN:

R.C, BENSON CONSULTING INC. (formerly 1379074 ONTARIO LTD.)

("BensonCo")
- and -

RANDY BENSON

("Benson")
- and -

HOLLINGER INC.

("Hollinger")

MEMORANDUM OF AGREEMENT

WHEREAS the parties entered into a consulting agreement dated as of July 15, 2005 (the "Agreement"), a copy of which is attached as Appendix "A" to this Memorandum of Agreement;

AND WHEREAS BensonCo and Benson will be collectively referred to hereinafter in this Memorandum of Agreement as the "Consultant" and capitalized terms not defined herein have the meanings given to them in the Agreement;

AND WHEREAS the parties have agreed that the Consultant will be paid $1,000,000 plus GST for Milestones achieved pursuant to the Agreement and not for severance;

AND WHEREAS the parties have mutually agreed that the Agreement, with the exceptions noted herein, will terminate upon Benson's resignation as Chief Restructuring Officer of Hollinger ("CRO") but, in any event, not later than March 7, 2007;

AND WHEREAS the parties wish to enter into a full and final settlement of all outstanding issues arising from the Agreement or otherwise;

FOR GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH IS ACKNOWLEDGED, THE PARTIES AGREE AS FOLLOWS:

1.  The Agreement shall terminate pursuant to section 4.1 thereof (subject to paragraph 6 below) upon Benson ceasing to be CRO but, in any event, not later than March 7, 2007, and the parties agree that the Agreement will have been duly terminated on proper notice in accordance with its terms.

2.  In consideration of the services rendered and Milestones achieved by BensonCo pursuant to the Agreement, Hollinger agrees to pay BensonCo the sum of $1,000,000 plus GST in the following manner:

(a)
the sum of $750,000 plus GST at the earlier of the time of signing of this Memorandum of Agreement and the time at which the pending resignation of Benson as CRO and/or the pending appointment of Wes Voorheis as Chief Executive Officer of Hollinger is announced; and

(b)	the sum of $250,000 plus GST upon Benson ceasing to be CRO, but, in any event, not later than March 7, 2007.

3.  The Consultant acknowledges that the payment of the sum in paragraph 2 above is inclusive of and exhaustive of any and all possible entitlements, under the Agreement or otherwise, to any Work Fees for services provided after Benson's resignation as CRO, and Milestone Fees, any Ravelston Receivable Milestones and Milestone Fees, any Ravelston Litigation Milestones and Milestone Fees, any Matters and Milestone Fees, any Fees pursuant to section 4.6 of the Agreement surrounding Term and Termination or any vacation pay owing.  The payment of the sum in paragraph 2 shall be made in full and final settlement of any obligations arising under the Agreement, save and except as provided in paragraph 6 hereof.

4.  The parties agree that Benson shall not resign as CRO until the earlier of the date of filing with the Ontario Securities Commission in proper form of the audited annual and unaudited interim financial statements of Hollinger for historical periods and March 7, 2007, and Benson agrees to take all proper steps as CRO to assist Hollinger in completing such filing.

5.  Benson shall resign as a director and officer of Hollinger and all of its subsidiaries not later than the date of his resignation as CRO.

6.  The Agreement shall terminate upon Benson's resignation as CRO, but, in any event, not later than March 7, 2007, subject to the survival and continuation of the following provisions:

(a)	The Consultant's entitlement to stock options to purchase 1,000,000 common shares of Hollinger per section 3.3.3 of the Agreement;

(b)	the Consultant's entitlement to indemnification per section 5.1 of the Agreement; and

(c)
the Consultant's entitlement per section 6.3 of the Agreement to the existing directors and officers' liability insurance coverage, which shall be continued for a period of not less than three (3) years from the earlier of the date of his resignation as CRO and March 7, 2007;

and provided that, for the month in which Benson resigns, the $75,000 monthly Work Fee for that month will be prorated based on the number of days to and including the date of Benson's resignation as CRO in that month relative to the total number of days in that month.

7.  The Consultant agrees to indemnify and save Hollinger harmless with respect to any claims, charges or demands which might be made upon it in respect of the Consultant's obligations in connection with the Milestone Fee referred to in section 2 of this Memorandum of Agreement pursuant to the Income Tax Act (Canada) or the Employment Insurance Act.

8.  Each of Hollinger and the Consultant acknowledges by signing this Memorandum of Agreement that it understands the terms hereof and has had a reasonable opportunity for independent advice with respect to it.  Each of Hollinger and the Consultant further confirms that this Memorandum of Agreement, the surviving provisions of the Agreement and the indemnity agreement dated August 9, 2005 between Hollinger and Benson (collectively, the "Three Agreements") constitute the entire agreement between the parties.

9.  In consideration of the terms and conditions set out in this Memorandum of Agreement, and effective the date of Benson's ceasing to be CRO, the Consultant hereby releases and forever discharges Hollinger and its successors and assigns and each of their respective officers, directors, employees and agents [the Releasees] from any and all actions, causes of action, claims, demands, and proceedings of whatever kind for damages, indemnity, costs, compensation or any other remedy which the Consultant had, may now have, or may have in the future (collectively, "Claims") in respect of the Agreement, the termination of that Agreement or the provision of services by BensonCo or Benson to Hollinger, or otherwise; save and except for and excluding from the scope of this release any Claims in respect of any of the Three Agreements, including any matter in respect of which Benson or BensonCo has a right to indemnification thereunder.

10.  In consideration of the terms and condition set out in this Memorandum of Agreement, and effective the date of Benson's ceasing to be CRO, Hollinger, on its own behalf and on behalf of its wholly owned subsidiaries, hereby releases and forever discharges the Consultant and their respective successors and assigns from any and all actions, causes of action, claims, demands and proceedings of whatever kind for damages, indemnity, costs, compensation or any other remedy which Hollinger had, many now have, or may have in the future in respect of the Agreement, the termination of that Agreement, the provision of services by the Consultant to Hollinger, or any of Benson's appointment, conduct and resignation as a director and/or officer of Hollinger and any of its subsidiaries.  This Release shall not cover any breach of fiduciary duties by the Consultant.  Hollinger admits that there are no facts actually known to Mr. S. Beck, Chairman of the Board; and Mr. W. Voorheis, Chairman of the Litigation Committee, at this time that would constitute the basis for a claim of breach of fiduciary duties.  This Release shall not cover any breach of this Memorandum of Agreement.

Dated at Toronto, Ontario, this 15th day of January, 2007.

R.C. BENSON CONSULTING, INC.
/s/ R.C. Benson
Per:

/s/ R.C. Benson	/s/ Anna Garbin
Randy Benson	Witness

Dated at Toronto, Ontario, this 15th day of January, 2007.

HOLLINGER INC.
/s/ Wes Voorheis
Per:	Per: